Exhibit 99.1

Luokung Announces Favorable Ruling

Granting Preliminary Injunction

BEIJING, May 6, 2021 /PRNewswire/ -- Luokung Technology Corp. (NASDAQ: LKCO) (“Luokung” or the “Company”), a leading interactive location-based services and big data processing technology company based in China, today announced that Luokung’s previously announced motion for a preliminary injunction was granted by the United States District Court for the District of Columbia (the “Court”). In its ruling, the Court explained that it was preliminarily enjoining “the prohibitions against Luokung in full.” As a result of the ruling, the Department of Defense and other government defendants are enjoined from implementing or enforcing the designation of Luokung as a Community Chinese military company, and the resulting restrictions pursuant to Executive Order 13959.

A full copy of the Court’s opinion can be reviewed at the following website: https://ecf.dcd.uscourts.gov/cgi-bin/Opinions.pl.

Mr. Xuesong Song, Chairman and CEO, stated, “We wholly agree with the Court’s ruling, and are pleased to move forward. We are pleased to see a fair and just decision rendered for all shareholders.”

Upon receipt of the Court’s decision, Luokung contacted Nasdaq senior management to inform it of the action taken by the Court and requested that Nasdaq reconsider the delisting determination that it previously issued, as well as its decision to suspend trading in Luokung ordinary shares effective 7:00p.m. on May 7, 2021.  At this time those discussions are in process and there can be no assurance that Nasdaq will grant our request.

About Luokung Technology Corp.

Luokung Technology Corp. is a leading interactive location-based services and big data processing technology company in China. It provides integrated DaaS, SaaS, and PaaS services for Internet and Internet of Things of Spatial-Temporal big data based on its patented technology. Based on geographic information systems and intelligent Spatial-Temporal big data, it establishes city-level and industry-level digital twin holographic data models to actively serve smart cities, intelligent transportation, smart industry, LBS.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This press release contains certain forward-looking statements. Forward-looking statements include, but are not limited to, statements regarding our or our management’s expectations, hopes, beliefs, intentions or strategies regarding the future and other statements that are other than statements of historical fact. In addition, any statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements. The words “anticipate”, “believe”, “continue”, “could”, “estimate”, “expect”, “intend”, “may”, “might”, “plan”, “probable”, “potential”, “should”, “would” and similar expressions may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking.

The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management’s examination and analysis of the existing law, rules and regulations and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you the statement herein will be accurate. As a result, you are cautioned not to rely on any forward-looking statements.

CONTACT:

The Company:

Mr. Jay Yu

Chief Financial Officer

Tel: +86-10-5327-4727

Email: ir@luokung.com

Investor Relations:

Adam Prior

Senior Vice President

The Equity Group Inc.

Tel: 212-836-9606

Email: aprior@equityny.com